UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 28, 2016

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On October 27, 2016, ProQR Therapeutics N.V. (the “Company”) held an investor presentation, which was accompanied by a slide presentation. A copy of the slide presentation is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in Exhibit 99.1 (which is furnished only) of this Report of Foreign Private Issuer on Form 6-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit Number	Description

99.1	Slide Presentation, dated October 27, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: October 28, 2016	By:	/s/ Smital Shah
Smital Shah Chief Financial Officer